BRF S.A.

Public Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS) announces to its shareholders and to the market in general that, in a report released today, March 16, 2018, the credit rating agency S&P Global Ratings downgraded the Company's global corporate rating to "BB+" from “BBB-”, maintaining the negative outlook, and reaffirmed the brAAA rating on its national corporate scale.

Sao Paulo, March 16, 2018

Lorival Nogueira Luz Jr.
Chief Financial and Investor Relations Officer